GENERAL DEVICES, INC.
3 TROWBRIDGE DRIVE
BETHEL, CONNECTICUT 06840

October 17 , 2006

By Federal Express (202) 551 3728

Securities and Exchange Commission
Station Place
100 F Street, N.E.
Washington, D.C. 20549-7104

Attention:	Edward M. Kelly, Esq. Senior Counsel

Re:	General Devices, Inc.
Registration Statement on Form SB-2 and
Pre-Effective Amendment 3 to Registration Statement on form SB-2
Filed on March 24, 2006, May 12, 2006 and August 14, 2006
Response to Comment Letter Dated September 6, 2006
File No. 0-3125

Ladies and Gentlemen:

We have now filed a pre-effective amendment 3 to the Registration Statement on Form SB-2 revising pre-effective amendment 2 of the Statement in response to your Comment letter of September 6, 2006.

Set forth below are our Responses to your respective enumerated Comments. Please note that the references to page numbers in our Responses to your Comments are to the prospectus filed as part of Pre-Effective Amendment 3 to the Registration Statement. The page references in your respective Comments remain unchanged from your letter of September 6, 2006.

General

1.	Comment: Please ensure that your future amendments include updated financial statements and related disclosures, as necessary, to comply with Item 310(g) of Regulation S-B.

Response: This will confirm that our future amendments, including the amendment submitted herewith (‘‘Pre-Effective Amendment No. 3’’) will include updated financial statements and related disclosures, as necessary, to comply with Item 310(g) of Regulation S-B.

Prospectus Summary, page 1
Merger of DGI and Aduromed, page 3

2.	Disclose up front that officers are selling shares under this registration statement.

Response: See new second introductory paragraph under ‘‘PROSPECTUS SUMMARY’’ (page 1 of prospectus) reading – ‘‘Officers of the Company are included as Selling Holders whose shares of Common Stock are part of those covered under this Registration Statement. (See ‘‘Selling Holders’’, below.)’’

3.	Comment: Disclose the consideration issued in the merger, including the aggregate number of shares of common and preferred stock issued. Disclose the basis for the conversion price of $0.37883 shares.

Response: See new language added to, and inserted in, the first paragraph under heading    ‘‘Merger of GDI and Aduromed’’. (page 3 of prospectus)

4.	Comment: In the third paragraph, disclose the number of warrants and preferred shares the investors group received in the October 2005 and January 2006 financings. Disclose how much they invested in each financing and what the proceeds were used for. Disclose the conversion prices of the warrants and preferred stock and disclose the discount that these prices represented from your stock price.

Response: A new heading ‘‘Investment by Investors Group’’ has been inserted after the second paragraph under ‘‘Merger of GDI and Aduromed.’’, and three new succeeding paragraphs have been added in response to this comment. (pages 3 and 4 of prospectus)

5.	Comment: Disclose the number of common shares the investor group would own if they converted all warrants and shares of preferred stock.

Response: See next new succeeding paragraph under new heading ‘‘Investment by Investors Group’’ in response to this comment. (page 4 of prospectus)

6.	Comment: Clarify whether you used a placement agent in this transaction and if so, identify the agent and disclose the compensation you paid for its services.

Response: See new last paragraph under new heading ‘‘Investment by Investors Group.’’ (page 4 of prospectus)

Post Merger issuance of GDI’s Series B Preferred Stock and Warrants, page 3

7.	Comment: Clarify whether the purchasers under the September 30, 2005 securities purchase agreement are the same members of the Investors Group.

Response: The new discussion under ‘‘Investment by Investors Group’’ provides this clarification that the members of the Investors Group were the same both in October, 2005, and in
January, 2006. (page 4 of prospectus)

8.	Comment: Disclose the number of common shares the investors under this agreement would own if they converted all warrants and shares of preferred stock.

Response: See response to Comment 5. above. (page 4 of prospectus)

9.	Comment: Clarify whether you used a placement agent in this transaction and if so, identify the agent and disclose the compensation you paid for its services.

Response: See response to Comment 6. above. (page 4 of prospectus)

10.	Comment: Provide similar disclosure in response to these comments under ‘‘Placement by Aduromed of its Series A Preferred’’ on page 4.

Response: See the new last sentence to the first paragraph under ‘‘Placement by Aduromed of its Series A Preferred’’ that cross references to the discussion as to the Placement Agent and consideration paid under new section ‘‘Investment by Investors Group.’’ This new sentence should clarify the two investment tranches by the Investors Group (the first to purchase the Aduromed series A preferred stock and Aduromed warrants in October, 2005 that were converted in the Merger to the GDI Series A Preferred Stock and the GDI Preferred Warrants, and the second to purchase the GDI Series B Preferred Stock and Series B Preferred Warrants) and the involvement of the Placement Agent with respect to both tranches – on the Aduromed level prior to the Merger and, following the Merger, on the GDI level, that included fees paid to this Placement Agent – i.e. Kuhns Bros. (page 5 of prospectus)

Summary financial and Operating Information, page 5

11.	Comment: Please tell us what consideration you gave to providing interim information, in addition to annual information, in this section of your filing.

Response: See new interim information (‘‘Summary of Interim Financial and Operating Information’’) inserted for the six month period ended June 30, 2006. (page 7 of prospectus)

Risk Factors, page 6
Dependence on principal customers, page 8

12.	Comment: Please identify the customer that accounted for 60% of your 2005 revenues.

Response: This 60% customer has already been identified as Aramark. For further clarification Aramark’s full name ‘‘Aramark Management Services Partnership’’ has been inserted. (page 10 of prospectus)

Control by holders of Series A and B Preferred Stock, page 8

13.	Comment: The phrase ‘‘would collectively own not less than 51% of the outstanding Common Stock’’ is confusing. Please revise to disclose the approximate percentage the holders would own if all shares were converted and all warrants were exercised.

Response: Please see changes made throughout this section particularly the revision of the fourth sentence to now read – ‘‘If all of these shares were converted and the related warrants exercised, the Investors Group would collectively own approximately 53% of the Common Stock, on a fully-diluted basis.’’ (page 11 of prospectus)

Outstanding Series A Preferred Stock, Series B Preferred Stock, options and warrants, page 10

14.	Comment: It appears if all outstanding options, warrants and shares were exercised and converted, they would represent significantly more than 74% of your outstanding common stock. Please tell us how you calculated this percentage.

Response: We have changed the percentage of overhang of additional shares of Common Stock from conversions, warrants and options to total shares of Common Stock, on a fully diluted basis to 75%. We arrived at this percentage in the following manner: The Series A and B Preferred, if converted, would amount to 22,043,862 shares of Common; the Series A and B Preferred Warrants, if exercised, would amount to an identical number of 22,043,862 shares of Common; and the options and warrants held by those other than the Investors Group, if exercised, would amount to an additional 18,279,779 shares of Common – or a total of 62,367,502 shares of Common Stock. When added to the shares of Common presently outstanding of 20,683,257, the total outstanding on a fully-diluted basis would be 83,050,759 shares of Common Stock, of which (62,367,502 shares)/(83,050,759 shares) or approximately 75% would be represented by the unexercised and unconverted options, warrants and convertible preferred stock held by the Investors Group.

Since we had not taken into account the exercise price on employee options the parenthetical clause ‘‘(at an average exercise price of $0.38 per share)’’ was not correct. We have deleted the clause. (page 12 of prospectus)

Use of Proceeds, page 11

15.	Comment: Revise to reduce the amount of proceeds you will receive to reflect the removal of the warrants held by Crown Capital and Pacific International from the registration statement.

Response: Crown held warrants covering 1,795,000 shares exercisable at $.5571 per share. This would have yielded to the Company $999,994.50. if exercised in full. Pacific holds no warrants. The total amount of proceeds has, accordingly been reduced to $11,803,714.03. (page 13 of prospectus)

Plan of Distribution, page 12

16.	Comment: As requested in prior comment 3, disclose in this section and the selling holders section that GDI’s promoters or affiliates and their transferees are underwriters. Please identify which selling shareholders fall into this category.

Response: See added language relating to ‘‘promoters’’ and their ‘‘Affiliates.’’ (page 14 of prospectus)

Certain Relationships and Related Transactions, page 43

Prior Transactions with Officers of the company and Aduromed, page 44

17.	Comment: Please disclose the use of proceeds of the loans from Messrs. Meyer.

Response: See insertion relating to Messrs. Meyer. (page 46 of prospectus)

18.	Comment: We note your response to prior comment 44. Tell us supplementally why disclosure of the guarantee is not required under Item 404 of Regulation S-B.

Response: Item 404 of Regulation S-B relates to situations in which an officer or director of registrant or members of their families have material economic interests in transactions to which the registrant is a party. Its purpose is to inform potential investors of possible non-arm’s length arrangements to profit ‘‘insiders’’. In the instant situation Mr. Tanaka, CEO, chairman and major shareholder of registrant has permitted his personal credit to be used to help the registrant’s operating subsidiary to obtain a loan from a bank in which he has no interest. This loan transaction occurred prior to the Merger when neither Mr. Tanaka nor Aduromed had relationship with the registrant, GDI. While Mr. Tanaka may have an ‘‘interest’’ in the loan transaction in that his credit was probably required at the time to secure the loan in the first place and he may be obligated at some point to pay the bank as guarantor, we do not believe this is the type of ‘‘interest’’ envisioned to be subject to the disclosure requirements of Item 404 of Regulation S-B.

Management’s Discussion and Analysis, page 45

19.	Comment: We note your response to comment 30 from our previous comment letter dated June 7, 2006. Please revise to provide an analysis of results of operations and financial condition for your annual periods and your most recent interim period and the comparable period from the prior year. Please refer to Item 303(b)(2) of Regulation S-B.

Response: We have added a new section immediately under the section entitled ‘‘MANAGEMENT’S DISCUSSION AND ANALYSIS’’ entitled ‘‘Six Months Ended June 30, 2006 Compared to Six Moths Ended June 30, 2005.’’ (page 47 of prospectus)

20.	Comment: We note your analysis of cash flows on page 47. Please expand your analysis of net cash used in operating activities to provide some insight into the underlying reasons behind significant changes in your working capital that are reflected on your statements of cash flows. For example, your accounts receivable and accounts payable both appear to have decreased significantly during the year ended December 31, 2005 and increased significantly during the six months ended June 30, 2006. Additionally, when you address the increase in your accounts receivable for the six months ended June 30, 2006, please clarify to your readers why there has not been a corresponding increase in your allowance for doubtful accounts.

Response: We have expanded our analysis of net cash used in operating activities by adding the following:

Our accounts receivable balance may have dramatic swings from one period to another depending upon the timing and the amount of milestone billings included in the balance at the end of any accounting period. There are three milestone billings representing 25% to 33% of the contract value for each installment and our payment terms are ‘‘upon receipt’’. Receivable balances are typically paid within 15 days of the invoice date. Billings for maintenance contracts and consumables are due within 45 days and are more numerous but much smaller in value than milestone billings.  We review our outstanding receivable balances on a regular basis to ensure that the allowance for bad debt is adequate. Due to the varying nature in the timing and amounts of the receivable balances as noted above, the change in the allowance for doubtful account will not necessarily correlate with the increase or decrease in the accounts receivable balance.

Our inventory balance may have dramatic swings from one period to another depending upon the expected installation date of our MedClean  systems and our accounts payable balances can have similar swings depending on payment terms and any volume purchases or discounts we may take advantage of from time to time. (pages 49, 51 and 52 of prospectus)

Executive compensation, page 47

21.	Comment: Please provide the executive compensation information as set forth in the table in item 402 of Regulation S-B. Please include the table under the caption for executive compensation instead of directors’ compensation.

Response: See new Table showing compensation paid to Mr. Halter in 2005. We have also revised and restructured this section to separate the discussion of directors’ compensation from the discussion of executive compensation. (pages 53 and 54 of prospectus)

Financial Statements

General Devices Inc. Financial Statements for the Period Ended March 31, 2006
Unaudited Consolidated Statements of Cash Flows, page F-6

22.	Comment: We note you are reflecting a $600,000 outflow of cash labeled as ‘‘acquisition of shell company’’ within your cash flows from financing activities. We also note your disclosure in MD&A Financial condition within the related Form 10-QSB stating that Aduromed purchased a controlling equity interest in GDI for $600,000. Based on the disclosures throughout your Form SB-2, we understand that you acquired the vast majority of your controlling interest in GDI through a non-cash stock exchange, and that this $600,000 cash outflow represents your acquisition of an incremental number of GDI shares from one of GDI’s former shareholders. If our understanding is correct, please revise the caption on your cash flow statement and your disclosure in MD&A Financial Condition to clarify this matter, as we believe that your current cash flow statement caption and explanation in MD&A Financial condition may be confusing to your readers.

Response:

Aduromed acquired its controlling interest in the stock of GDI through its acquisition of 259,600 shares of GDI’s Common Stock from the then controlling shareholder, Halter Capital, Inc., on January 23, 2006. It was this purchase by which Aduromed acquired control. It paid $600,000 for these 259,600 shares of GDI’s Common Stock.

Subsequently, but on the same day, the Merger occurred in which (i) the outstanding Aduromed common stock was converted into 19, 001,152 shares of GDI’s Common Stock and (ii) the outstanding shares of Aduromed’s series A preferred stock (held by the Investors Group) converted into 6,263,702 shares of GDI’s Series A Preferred Stock plus Series A Preferred Warrants covering 6,263,702 shares of GDI’s Common Stock.

Following the Merger, on January 24, 2006, the Investors Group purchased and GDI issued 15,780,160 shares of GDI’s Series B Preferred Stock plus GDI’s Series B Preferred Warrants covering 15,780,160 shares of GDI’s Common Stock.

For the foregoing reasons we have not changed either our MD&A discussion or our cash flow statement.

Note 3 – Summary of Significant Accounting Policies – Earnings (Loss) per common Share, page F-8

23.	Comment: We note your response to comment 46 from our previous comment letter dated June 7, 2006, and the resulting revision to Aduromed’s December 31, 2005 financial statements. It is unclear to us why you have not added a similar disclosure to your interim financial statements, since we understand that your Series A and Series B Preferred Stock are both convertible. Please revise. Please also revise Note 5 – Preferred Stock to clarify, if true, that your Series A and Series B Preferred Stock are convertible. In this regard, we note your discussion of the conversion terms on page 28.

Response: We have added similar disclosure in our interim financial statements. (page F-8 of prospectus)

24.	Comment: We note your response to comment 47 from our previous comment letter dated June 7, 2006. Please refer to Issues 4 and 5 from EITF 03-6. Your conclusion that your preferred stock is not a participating security because it does not share in company losses is unclear to us. Please help us to understand why your preferred stock is not a participating security, or if your preferred stock is a participating security, please provide the disclosure that we previously requested.

Response: A participating security is a security that that may participate in undistributed earnings with common stock. Any form of participation in undistributed earnings would constitute participation by that security, regardless of whether the payment to the security holder was referred to as a dividend. Based upon our analysis of the terms of the preferred stock agreements, we have concluded that 1) the holders of preferred stock are not entitled to receive cash dividends declared on common stock; 2) the holders of preferred stock do not have any form of dividend protection mechanism; and 3) the holders of preferred stock do not have dividend participation features. Our analysis has concluded that the preferred stock agreements do not entitle the holder to participate in dividends and earnings of the Company when, and if, it declares dividends on its common stock. The only dividends the preferred stock holders are entitled to would be the preferred dividends, which does not impact the determination of whether it is a participating security under EITF 03-6. We have also reanalyzed the terms and conditions of the preferred stock agreement in connection with EITF 03-6 and have found no other provisions that would entitle the preferred stock holders to participate in undistributed earnings with common stock. As such, we have concluded that the preferred stock is not a participating security as defined under EITF 03-6.

Note 7 – Stock Options and Warrants, page F-13

25.	Comment: We note your response to comment 54 from our previous comment letter dated June 7, 2006, including your statement that there is an explicit limit on the number of shares to be delivered upon exercise of the warrants. Please explain this statement to us in more detail. In this regard, we read on page 29 that both the exercise price and the number of shares of common stock may be adjusted for certain events such as the issuance of shares of common stock for a price less than the exercise price. It is therefore unclear to us that there is a limit on the number of shares into which the warrants may be converted.

Response: The warrants do have some provisions within the agreements that can change the number of shares into which the warrants may be converted but after reviewing the guidance in EITF 00-19 we believe the equity classification for the warrants is still appropriate.

The warrants in question have a predetermined exercise price and number of shares issuable upon exercise. The warrant agreements have a few very specific events where the exercise price and resulting number of shares issued upon settlement will be impacted. Each of the provisions within the agreement that could impact the number of shares issued upon the settlement of the contract are clearly within the control of the Company and therefore share settlement is within the control of the Company and equity classification is deemed appropriate. The number of shares to be delivered upon net-share settlement is determinable at the outset of the agreement and control over events that would impact the number of shares to be issued during the term of the agreements is within the control of the Company. The Company at all times can determine the number of shares issuable upon the settlement of agreements and therefore meet requirement described under paragraphs 20 through 24 in EITF 00-19.

Aduromed Corporation Financial Statements for the Year Ended December 31, 2005

Note 2 – Summary of Significant Accounting Policies
Business Combination, page F-23

26.	Comment: We note your response to comments 49 and 50 from our previous comment letter dated June 7, 2006, and the revisions to your footnote. We also note your disclosures concerning these transactions in your Form 8-K filed March 23, 2006. The substance of these transactions and your accounting for them remains unclear to us. We have the following comments:

•	Please provide us with a detailed analysis of the substance of and accounting for each of the transactions discussed in this footnote.

•	Please clearly indicate which transactions, if any, resulted in goodwill.

•	Please help us to better understand the restatement of your December 31, 2004 financial statements, including which transaction(s) the previously recorded goodwill related to and how you determined that it should not have been recorded.

•	Please explain to us in more detail how you accounted for the acquisition of Mssrs. Augustyn and Bucci’s interests in Automated Process, LLC, including your payment of 3% sales of certain products to them over the three year period subsequent to the closing. In this regard, we note that your previous draft of the Form SB-2 stated that this payment to them was included in cost of sales in the periods that the related revenues were recognized; however, your response to our previous comment 50 appears to imply that these payments were recorded as goodwill.

Response: The business of Aduromed Corporation was originally conducted by a Connecticut limited liability company called Automated Process, LLC (‘‘CT LLC’’), formed in July, 1997 with the following members and unit ownership –

D.R.Tanaka -                    30 Units,
George Bucci                    30 Units,
John Augustyn                 30 Units and
Timothy Hertweck             5 Units.

In consideration for their respective units Mr. Tanaka had contributed an incipient medical waste business, each of Messrs. Bucci and Augustyn made cash investments and Mr. Hertweck acted as intermediary to facilitate these investments. Neither Bucci nor Augustyn were affiliated with each other in making their respective investments.

Mr. Tanaka acted as the sole Operating Manager and executive officer of CT LLC and Mr. Hertweck served as its Secretary. Messrs. Bucci and Augustyn acted solely as ‘‘silent investors’’

On August 1, 2002, pursuant to a consulting arrangement with Messrs. Paul Chan and Norman Kristoff, as principals of Delphinian Quest Advisors, LLC, Mr. Tanaka caused DQA One Corporation (‘‘DEL CORP’’) to be organized in Delaware with an original issued share capital of 30 shares of common stock, all of which were held either directly by Mr. Tanaka or indirectly for his benefit by Messrs. Chan and Kristoff.

On August 30, 2002, Messrs. Bucci and Augustyn sold their membership interests in CT LLC to    DEL CORP. Each had been passive minority members in CT LLC with no operating or managerial duties.

At that point in time (i.e. August 30, 2002) Mr. Tanaka beneficially owned all thirty (30) shares outstanding of the share equity in DEL CORP and 90 (30 direct and 60 indirect through DEL CORP) of the 95 membership units of CT LLC.

Thereafter, and at all times material to this response Mr. Tanaka held control of both DEL CORP, and CT LLC.

On September 20, 2002, CT LLC merged into a new Delaware limited liability company (‘‘DEL LLC’’) which was a mirror image of CT LLC (both as to unit membership interests and executive functions). The formation of DEL LLC was strictly to facilitate, as a conduit, the merger of CT LLC into DEL CORP. While a Connecticut LLC could merge into a Delaware LLC, it could not be merged directly into a Delaware corporation, but only indirectly through a Delaware LLC. The ownership of DEL LLC was as follows:

DEL CORP                    60 units
Mr. Tanaka                       30 units
Mr. Hertweck                   5 units

On October 11, 2002, DEL LLC was merged into DEL CORP which changed its name to ‘‘Automated Process Corporation’’. As a result of this merger the unit membership interests of Messrs. Tanaka and Hertweck in DEL LLC were converted into 2,100,000 shares and 350,000 shares, respectively, of the common stock of the surviving corporation DEL CORP, and the 60 units in DEL LLC held by DEL CORP were cancelled.

At the time of this merger of DEL LLC into DEL CORP both companies were under the common control of Mr. Tanaka.

On January 3, 2003, DEL CORP again changed its name – this time to ‘‘Aduromed Corporation’’.

The transactions from September through October 2002 were all combined into a single transaction, as the transactions were done in concert with a pre-designed outcome. Prior to the mergers Mr. Tanaka had already bought out Messrs. Bucci and Augustyn through the vehicle of the newly incorporated DEL CORP. As a result of the mergers the business, assets and liabilities and control of CT LLC became those of DEL CORP, and CT LLC ceased to exist. In essence CT LLC became a Delaware corporation – namely DEL CORP. Consequently, payments to Bucci and Augustyn in excess of the net book value were treated as a reduction of capital (dividend distributions to the remaining owners) rather than as goodwill. We continue to believe that the transaction is best accounted for as a transfer between entities under common control.

Revenue Recognition, page F-24

27.	Comment: We note your response to comment 51 from our previous comment letter dated June 7, 2006. It remains unclear to us that it is appropriate for you to recognize revenues under the percentage of completion method. To help us better understand your accounting, please provide us with a detailed analysis of your and your customers’ rights to work-in-progress as the work progresses. Refer to paragraph 22 of SOP 81-1. Please clarify in your response whether you will be paid for all work you have completed if the contract for one of your autoclave machines is cancelled before the machine is completed, and which party has rights to the partially-completed product. Please clarify what happens if a contract is cancelled when you are at one of the milestones in your billing policy, and what happens if a contract is cancelled between milestones.

Response: Our MedClean systems are specifically designed and built to meet the unique requirements of each customer. Our customers issue us a purchase order specifying their exact system requirements. Once this purchase order is agreed to by Aduromed it constitutes an enforceable contract to build and deliver the system. Because of the unique design of each system, once the contract is in place it cannot be cancelled – the customer has the right to require our specific performance to build the system and we have the right to require the customer to pay for and take delivery of the system. There are no terms in this contract which allow for the return of any funds paid or release the customer from its obligation to pay in accordance its terms. In the unlikely event that a customer wanted to terminate this contract prior to the system being completed, we believe that the customer would have ownership rights to the work-in-progress and we would be entitled to all cost incurred and our margin as originally estimated up to that point regardless of whether such termination coincides with the milestone.

28.	Comment: We reissue comment 52 from our previous comment letter dated June 7, 2006. Notwithstanding your billing policy, if you have customer acceptance provisions, it is unclear to us that it would be appropriate for you to recognize any revenue for a sale until this customer acceptance occurs. Please provide us with a detailed explanation of the customer acceptance provisions that you refer to in the final milestone of your billing policy, and tell us how you determined that it was appropriate to recognize revenue prior to customer acceptance. Refer to SAB Topic 13A(3)(b).

Response: There are no substantive customer acceptance provisions within a standard customer arrangement that would result in the requirement to defer revenue based upon an uncertainty regarding such customer acceptance. Our billing policy outlined in our standard customer arrangement calls for payment of a percentage of the contract price upon the signing of the contract, another percentage upon the delivery of the equipment to customer site and the final percentage upon completion of installation and start up of system. We have revised our disclosure regarding our billing policy in Management’s Discussion and Analysis as well as our Summary of Significant Accounting Policies to reflect better wording and remove reference to a customer acceptance process that does not exist.

Note 5 – Common Stock, page F-28

29.	Comment: We note your response to the second bullet point of comment 55 from our previous comment letter dated June 7, 2006, including the revisions to your footnote. We have the following comments:

•	We note your statements in Note 5 and Note 6 that you issued common stock and detachable warrants in conjunction with this convertible debt, and that the estimated value of the stock and warrants was amortized to interest expense over the lives of the loans. Based on these statements, it is unclear to us why your disclosure of interest on the convertible notes discussed in Note 5 only includes interest paid in cash, and not interest paid in common stock and warrants. Please advise or revise.

•	As previously requested, please discuss either here in MD&A why you needed to pay such a high rate of interest on these borrowings, as the value of the stock and warrants issued in conjunction with these convertible notes appears to indicate an interest rate of more than 100% per annum.

Response: We have revised Note 5 to include the disclosure of interest expense attributable to the common stock and detachable warrants issued in connection with the convertible debt. We have also added the appropriate disclosures in MD&A to discuss the conditions surrounding the need to pay such a high rate of interest. (pages 51, 52 and F-22 of prospectus)

30.	Comment: We note your response to comment 56 from our previous comment letter dated June 7, 2006. Please provide us with a detailed explanation of how you determined that the ‘‘perceived value then being negotiated with potential investors in Aduromed’’ represented the fair value of the stock awarded to your president as compensation for services. In this regard, please clarify whether an actual transaction occurred in which an investor purchased stock in Aduromed for $0.53 per share on or around September 29, 2005. If a stock sale was not consummated at this price, please help us to understand how the price from an unconsummated transaction represents fair value, or how you otherwise determined that your methodology for valuing this award of stock compensation was appropriate under SFAS123R.

Response: On or about September 9, 2005, the management of Aduromed commenced arms length negotiations with the Investors Group for the latter’s proposed investment in the Aduromed business. By agreement dated as of September 30, 2005, the Investors Group committed to invest $7 million dollars in the Aduromed business. The first tranche of this agreed investment was closed in early October, 2005 when the Investors Group invested $1,989,030 in consideration for Aduromed’s issuance of 3,489,527 shares of its series A preferred stock at an agreed value of $0.57 per share convertible by holder at any time into an equal number of shares of Aduromed’s common stock, plus warrants covering an equal number of its common stock exercisable at a 20% premium over the price per share paid for the preferred stock or $0.68 per share.

In determining the fair value of the shares-for-services issued to Mr. Tanaka the issuer took into account the negotiated value placed upon the shares of series A preferred stock issued to the Investor’s Group. Considering that the rights under the preference shares are senior to the common shares, the $0.04 difference between the price per share set for valuing the common stock issued for Mr. Tanaka’s services at $0.53, compared with the negotiated $0.57 per share valuation of the shares of preferred stock issued to the Investors Group was reasonable and justified.

Furthermore, in August, 2005 Aduromed issued to unrelated third party investors a promissory note in face amount of $200,000 which was convertible into 379,040 shares of Aduomed’s common stock at $0.53 per share. The note was due and payable in January, 2006 and bore interest on outstanding balances of 12% per annum. On September 14, 2005 the third party holders converted the note at the $0.53 per share price. The consummation of this conversion transaction is certainly indicative of the ‘‘fair value’’ of the shares-for-services issued to Mr. Tanaka in September, 2005.

Pro Forma Consolidated Financial Statements, page F-47

31.	Comment: Please tell us how you determined that you did not need to provide an interim pro forma income statement. In this regard, we note that the merger occurred on January 23, 2006. Refer to Article 11-02(c)(2)(i) of Regulation S-X.

Response: We have determined we do not need to present an interim pro forma income statement for the periods incorporating the period commencing January 1, 2006 trough the date of merger of the issuer with Aduromed since during that period the only activity of Aduromed consisted of sales representing 30 rolls of cart liners amounting to $4,666 in revenue and normal operating expenses for the first 23 days of the new year. We determined that this shortened interim period for Aduromed as a stand alone entity was immaterial and not representative of the results of Aduromed and could possibly mislead potential investors/stockholders. Furthermore, we feel that the actual interim financial statements are a better indication of the results for Aduromed and General Devices.

Form 10-QSB for the Period Ended June 30, 2006

Exhibit 31.1 and 31.2

32.	Comment: Please amend your filing to provide certifications that comply with Item 601(b)(31) and our Release 33-8238. In this regard, your current certifications are missing paragraphs 4(d) and 5. Please revise.

Response: We understand from our discussion with the staff and our review of relevant SEC interpretations that when making the certifications required by Exchange Act Rules 13a-14(a)/15d-14(a), the references in paragraphs 4(d) and 5 of the certification to ‘‘internal control over financial reporting’’ are references to internal control over financial reporting to the extent they are contained within ‘‘disclosure controls and procedures’’ (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and are not references to ‘‘internal control over financial reporting’’ as defined in Exchange Act Rules 13a-15(f) and 15d-15(f).

In response to your Comments we have now filed amendment 3 to the SB-2 and will be filing an amended Form 10-QSB for the period ended June 30, 2006 that includes new certifications by our chief executive officer and chief financial officer as Exhibits 31.1 and 31.2 thereto; and we provide you herewith three marked courtesy copies of amendment 3 to the SB-2. We have included with the filings this cover letter tagged as correspondence that keys the responses to your comments, and where we have felt that compliance with any of the comments is inappropriate, we have provided the basis in the letter. We acknowledge that your staff may have additional comments after review of the amendments and our responses to the comments.

Very truly yours, General Devices, Inc.
By Damien R. Tanaka President and CEO